INVESTOR DISCLOSURE PACKET

India Home Inc.

SPONSOR SIGN-OFF

I HAVE CAREFULLY REVIEWED THE ATTACHED FORM C AND DISCLOSURE PACKET AND HEREBY CONFIRM THAT THEY (I) ACCURATELY REFLECT ALL OF THE INFORMATION REQUIRED BY 17 CFR §227.201, (II) ACCURATELY REFLECT ALL OF THE INFORMATION WE GAVE TO COMMON OWNER CF, (III) DO NOT INCLUDE ANY UNTRUE STATEMENTS OF FACT, AND (IV) DO NOT OMIT ANY FACT NECESSARY TO MAKE THE STATEMENTS MADE NOT MISLEADING.

ISSUER REPRESENTATIVE:

DocuSigned by:
Vasundhara Kalasapudi
7DF393AFFBCA4D8...
Signature

Vasundhara Kalasapudi
Print Name

Executive Director
Title

11/4/2022
Date

INVESTOR DISCLOSURE PACKET

INDIA HOME INC.

(a New York Not-for-Profit Corporation)

$600,000

Debt Note

India Home Inc.

**#2C 178/36 Wexford Terrace
Jamaica Estates, NY 11432**

November 4, 2022

TABLE OF CONTENTS

FORM C
Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	India Home Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	New York
Date Company Was Formed (from the Company's Certificate of Incorporation)	March 16, 2007
Kind of Entity (Check One)	_____ Corporation _____ Limited liability company _____ Limited Partnership __X___ Not-for-profit Corporation
Street Address	#2C 178/36 Wexford Terrace Jamaica Estates, NY 11432
Website Address	www.indiahome.org

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Vasundhara Kalasapudi	
All positions with the Company and How Long for Each Position	Position: Executive Director	How Long: 15 Years
Principal Occupation During Last Three Years	Executive Director: India Home	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Jamaica Hospital Medical Center	Business: Hospital
Business Experience During Last Three Years (Brief Description, if any)		

5

Person #2

Name	Mukund Mehta	
All positions with the Company and How Long for Each Position	Position: President, Board of Directors	How Long: 6 Years
Principal Occupation During Last Three Years	President (volunteer, no payment or salary): Indo-American Senior Citizen Center of New York, Inc., a nonprofit Section 501(c)(3) organization focused on senior care.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: NA	Business: NA
Business Experience During Last Three Years (Brief Description, if any)		

Person #3

Name	Amit Sood	
All positions with the Company and How Long for Each Position	Position: Vice President, Board of Directors	How Long: 15 Years
Principal Occupation During Last Three Years	Dentist	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: The Gentle Dentist	Business: Dentistry
Business Experience During Last Three Years (Brief Description, if any)		

Person #4

Name	Neetu Jain	
All positions with the Company and How Long for Each Position	Position: Treasurer, Board of Directors	How Long: 4 Years
Principal Occupation During Last Three Years	CPA	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Tatiya CPA PC	Business: CPA Firm
Business Experience During Last Three Years (Brief Description, if any)		

Person #5

Name	Bala Krishnamurthy	
All positions with the Company and How Long for Each Position	Position: Secretary, Board of Directors	How Long: 1 Year
Principal Occupation During Last Three Years	CEO: Mobile Software, Inc.	

Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Mobile Software, Inc.	Business: Software development
Business Experience During Last Three Years (Brief Description, if any)		

Person #6

Name	Jaya Bahadkar	
All positions with the Company and How Long for Each Position	Position: Member, Board of Directors	How Long: 12 Years
Principal Occupation During Last Three Years	Retired Nurse	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: NA	Business: NA
Business Experience During Last Three Years (Brief Description, if any)		

Person #7

Name	Ali Najmi

All positions with the Company and How Long for Each Position	Position: Member, Board of Directors	How Long: 6 Years
Principal Occupation During Last Three Years	Attorney	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: The Law Office of Ali Najmi	Business: Law Firm
Business Experience During Last Three Years (Brief Description, if any)		

Person #8

Name	Sunil Aggarwal	
All positions with the Company and How Long for Each Position	Position: Member, Board of Directors	How Long: 9 Months
Principal Occupation During Last Three Years	CEO: ThinkForward Financial, LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: ThinkForward Financial, LLC	Business: Financial Advisory
Business Experience During Last Three Years (Brief Description, if any)		

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Not applicable. Not-For-Profit corporations do not have voting securities.

§227.201(d) – The Company's Business and Business Plan

About the Project

The proposed project by India Home is a first-of-its-kind adult assisted living facility with enriched housing located at 87-86 153rd Street, Jamaica, NY 11432.

India Home is a nonprofit organization that is dedicated to serving seniors with culturally competent social services. Founded in 2007, our organization has served over 5,000 seniors with senior center programs such as culturally competent Halal and vegetarian meals, enriching programming including yoga, meditation, educational sessions, health and recreational sessions, creative aging activities, know-your-rights sessions, ESL classes and technology classes, and advocacy among others. In 2016 we formed a case management department that has served over 2,000 seniors with assistance in accessing public benefits programs. Furthermore, our organization has served over 100,000 Queens community members through community outreach and education programs. Currently our senior center locations are based in six neighborhoods across Queens, with our biggest center being in Jamaica, Queens.

Seniors are one of the fastest growing groups in NYC, and Jamaica, Queens has accordingly seen an increase in seniors in its lively cultural enclave. The housing needs within this community are tremendous, with older adults ages 65 and older struggling to live in shared housing, where they face overcrowding, safety concerns, and limited access to medications (NYC Health, 2021). Furthermore, seniors in this community with chronic medical conditions such as dementia are often left helpless, with their conditions being exacerbated by social isolation and a lack of support to help them. Such seniors are oftentimes discharged to nursing homes in instances that could have been avoided had there been culturally competent preventative care. There is not a single facility of this kind in New York City. Our project, by addressing this need, avoids admissions to long term care by providing the dignified assistance these seniors deserve, and reduces the burdens on healthcare systems by providing preventive care.

With the growing need, the establishment of this culturally competent adult care facility is timely. The culturally competent adult care facility will assist seniors who need assistance with one or more daily activities, seniors with chronic medical conditions and need assistance with medication management, and seniors with mild memory problems, in a caring, comfortable environment. Residents will have assistance with everyday living needs and amenities including emergency call systems, 24-hour onsite security, housekeeping and laundry services, transportation accommodations, entertainment and social programs, health and wellness programs, as well as culinary and dining programs. India Home is currently working with highly qualified consultants with experience in establishing adult care facilities to ensure a fully compliant, well-equipped and high quality facility is created for this community.

The property India Home identified at 87-86 153rd Street has a purchase price of $2,150,000 million, and we have signed the property contract with 5% down payment, the property will be closed by November 7th, 2022. Our aim is to raise between $600,000 and $800,000 on Common Owner from investors by December 31, 2022 to support the redevelopment of the property. Funds will be used for building applications and permits, architectural designs, financial feasibility reviews, business plan developments, Policy and Procedure manuals, and NYC, NYS, and Federal Government grant applications. Investments made towards the creation of this one-of-a-kind facility will increase equity for a growing population in-need, led by a reputable organization that has been championed by various government stakeholders, esteemed academic and medical institutions, and been a pioneer in the field.

About the Team

Vasundhara Kalasapudi, M.D. is a geriatric psychiatrist and Executive Director of India Home. After graduating from Andhra Medical College, Vasundhara did research at L'Hopital Cochin in Paris and The Albert Einstein College of Medicine. She trained in geriatric psychiatry at Long Island Jewish Medical Center. Currently, she works in Queens in a variety of psychiatric settings to provide care for developmentally disabled and other vulnerable populations. Vasundhara was moved to start India Home when she could not find culturally appropriate medical services for her aging parents. She has steered the organization to become a pioneering nonprofit serving vulnerable South Asian seniors in New York City since 2008 through culturally appropriate senior centers, recreational activities, and advocacy efforts. Working on long-term goals for India Home to provide affordable senior housing, nursing homes, palliative care, and more, Vasundhara continues to be a change maker and visionary in creating accessible senior services for South Asians in New York City.

India Home has a robust About page and bios of the Board of Directors and key staff. Visit India Home's website to read more (https://www.indiahome.org/).

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
● This information should be based on current employees, not those you intend to hire with the proceeds of the offering.

- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

India Home has 20 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making an investment like this and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit A: Risks of Investing for a more expansive list of potential risks.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

In this offering (the "Offering"), the Company is trying to raise a maximum of $800,000, but we will move forward with the project and use investor funds if we are able to raise at least $600,000 (the "Target Amount"). If we have not raised at least the Target Amount by December 31, 2022 at 5pm EST (the "Target Date" or "Offering Deadline"), we will terminate the Offering and return 100% of the money to anyone who has subscribed.

The minimum you can invest in the Offering is $2000.

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Amount as of the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this Offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Amount?	_____X_____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$800,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Amount) on a pro-rata basis, so that every Investor who subscribes will be able to participate. _____x_____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions
If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure It Will Use the Money as Follows:

India Home will use all the proceeds from this offering for planning and design services for the redevelopment of the property. If less than the maximum offering amount of $800,000 is raised, then India Home will leverage other sources to complete the project.

Use of Money	How Much (approximately)
Planning and design process for redevelopment of property*	$600,000
TOTAL	**$600,000**

If we raise the maximum goal of $800,000

Use of Money	How Much (approximately)
Planning and design process for redevelopment of property*	$800,000
TOTAL	**$800,000**

* Funds will be used for building applications and permits, architectural designs, financial feasibility reviews, business plan developments, policy and procedure manuals, and NYC, NYS, and Federal Government grant applications.

§227.201(j) – The Investment Process

To Invest

- Review this Form C;
- If you decide to invest, press the *Invest* button
- Follow the instructions

To Cancel Your Investment

Send an email to team@commonowner.com no later than 48 hours before the Target Date. In your email, include your name and the name of the Company. You can cancel your investment from your "Account" page on commonowner.com.

For more information about the investment and cancellation process, see the Educational Materials on our website. See also the Investment Agreement attached, Exhibit C: Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Common Owner CF will notify Investors when and if the Target Amount has been raised.

If the Company reaches the Target Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "<u>Notes</u>".

Target Number of Securities to be Offered = 600,000

Price of securities = $1.0000

Minimum Value of Investment = $2,000

§227.201(m) – Terms of the Securities

Overview

The securities being sold in this offering are for an unsecured debt Note to India Home Inc. When you buy a Note from the Company, you are lending money to the Company, not purchasing ownership. Your Note can be found in Exhibit B: Form of Note. Further details of the investment terms and conditions can be found in Exhibit C: Investment Agreement and Exhibit D: Note Indenture.

Interest Rate = 8.0%

Maturity Date = 36 Months

Interest will begin to accrue and become payable only after the actual receipt of funds by India Home Inc. Interest shall not be calculated on any promissory notes during such time that funds are being held in escrow with North Capital Private Securities Corporation.

Interest will accrue monthly and payments will be made on the notes quarterly, beginning on the last day of the first full quarter after funds are received by India Home. The anticipated date of the first interest payment will be March 31st, 2023.

To facilitate the payments, the Company may appoint a servicer to collect and coordinate repayment of all principal and interest payments. This may include correspondence on notices related to the debt Note and the other Loan Documents.

Security

The Promissory Note is not secured by any specific collateral owned by the Company.

Default

If the Company defaults under the Note:

- A single representative would be appointed to represent all investors; no individual investor would be permitted to enforce his or her Note.
- The representative could take any action on behalf of the investors to enforce the terms of the Note, including but not limited to foreclosing on the real estate, but could not force an acceleration of the Notes without the consent of a majority of investors.
- Any fees and expenses incurred by the representative would be the responsibility of the Company and paid before any amounts are paid pursuant to the Notes.

Note Indenture

Your Note, together with the Notes of all other investors, will be subject to a separate instrument called a Note Indenture. Exhibit D: Note Indenture.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. You will be an unsecured creditor of the Company, not an owner.

No Right to Transfer

Your Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Indenture allows the Company to impose conditions on a transfer.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Securities except (i) to the Company itself, (ii) to an "accredited" Investor, or (iii) to a family or trust.

As a result, you should plan to hold your Note until maturity.

Modification of Terms of Investor Securities

The terms of the Notes may be modified if the Company and investors holding a majority of the Notes, measured by original principal amount, agree to a modification.

The Person(s) Who Control the Company

The Company is entirely controlled by Vasundhara Kalasapudi, the Executive Director of India Home, and the Board of Directors. In this capacity, Vasundhara Kalasapudi will have control and the ability to make most decisions for the Company, with the approval of the Board of Directors. Some decisions will require the vote or written consent of a certain number of the Board of Directors and other decisions may require the consent of the Attorney General of the State of New York. As the holder of a Note, investors will have no rights to manage or control the Company.

How the Company's Actions Could Affect You

Actions taken by the Company could affect you in a number of different ways, including these:
- The Company decides where to purchase new property and how to build it out.
- The Company decides what renovations will be made to the property.
- The Company decides how to advertise the property.
- The Company decides if and when to sell property, and for how much.
- The Company decides whether to rent the property, and for how much.
- The Company decides who to hire and for what compensation.
- Principals of the Company could decide to hire themselves to perform services for the Company and establish rates of compensation higher than fair market value.
- The Company might decide to raise more capital, whether through equity or debt.

§227.201(n) – The Funding Portal

The Company is offering its securities through Common Owner CF LLC, which is a "Funding Portal'' licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-00229 and the Funding Portal Registration Depository (FPRD) number is 309293.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Common Owner CF LLC as follows:

- Onboarding Fee of $2,500 (has already been paid)
- 3.5% of the total amount of investment in the Offering shall be paid to Common Owner CF LLC as a Success Fee.
  - The first 2.5% of the success fee shall be payable to Common Owner CF LLC in cash upon completion of the offering.
  - The remaining 1.0% of the success fee shall be held in Notes on the exact same terms as the Investors in the offering.

Common Owner CF LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Common Owner CF LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Loan Payable to FJC: Amount = $500,000. Interest Rate = Prime Plus 3% as published in the Wall Street Journal

Loan Payable to LENDonate: Amount = $245,919. Interest rate 6% and maturity date June 1st, 2024.

Loan Payable to LENDonate: Amount = $1,000,000. Interest rate 7% and maturity date October 28th, 2025.

Loan Payable to Floral Park Property: Amount = $1,092,000. Interest Rate = Prime Plus 3% as published in the Wall Street Journal. Maturity date is March 31, 2026.

Loan Payable to Wexford: Amount = $91,810. Interest rate 0% and maturity date: No specific date, but we plan to pay off the loan after India Home's 1st capital grant reimbursement Dec 2023.

Explanation for Investors

The indebtedness listed in above is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Details of Previous Offering conducted by the Company

LENDonate Loan for Senior Co-Living Home: Original Principal = $250,000. Balance as of June 30th 2022 = $245,919. Interest rate 6% and maturity date June 1st, 2024.

LENDonate Loan for Senior Co-Living Home: Original Principal = $1,000,000. Balance as of October 31st 2022 = $1,000,000. Interest rate 7% and maturity date October 28th, 2025.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Salary	Annual Amount	Vasundhara Kalasapudi	Executive Director	$182,000

In addition to the above, in May 2022 Vasundhara Kalasapudi contributed a loan of $78,380 to LENDonate, as part of a fund for a senior co-living home fundraising campaign organized by India Home.

§227.201(s) – The Company's Financial Condition

Liquidity

The Organization maintains cash on hand to be available for its general expenditures, liabilities, and other obligations for on-going operations. As part of its liquidity management plan, the Organization relies on earned income and investment income to fund its operations and program activities.

Financial assets at year end

Cash and cash equivalents	826,488
Other Current Assets and Receivables	783,852

Financial assets available to meet cash needs for general expenditures within one year $1,610,340

Capital Resources

In addition to the proceeds from the offering, the issuer has the following resources:

Cash on Hand (liquid assets) as of June 30, 2022 – $2,610,340

Other Assets (illiquid assets) as of June 30, 2022 – $3,119,166

Historical Results of Operations

India Home raised $250K in June 2022 for a Co-living Home modification. Architect plans were approved by the Department of buildings and Quotes were obtained from contractors. Construction will be completed in the next 2-3 months. (https://www.lendonate.com/india-home-senior-co-living-home-renovations-and-modifications/

The loan proceeds will be used to renovate and modify a recently purchased home in Floral Park, NY to create a co-living home. Funding will be used to add bathrooms, make basement modifications, cover architectural fees, as well as provide furnishings.

They anticipate housing between 4-6 seniors with similar experiences, cultures, and diets who would live together in a "family" unit system, where they can build meaningful social connections and share household responsibilities.

There will be a designated workspace within the home for India Home's staff to provide services such as in-house group counseling, routine wellness check-ins, social work, and case management services.

The loan will be repaid purely by fundraising activities. India Home has already received multi-year donation pledges and will continue to engage their donor base.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit E: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on commonowner.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation ran background checks on the principals of the Company (i.e., those covered by this rule). While the background checks indicated that such persons are "Likely Not Disqualified", this finding is not determinative and investors should not confuse this finding with an attestation that a covered person is credible or qualified.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the offering page at CommonOwner.com

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and will share the report directly with our investors no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors
This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit A: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

All investors should take care to read Exhibit A: Risks of Investing, prior to investing in the offering.

§227.201(z) – Testing the Waters Materials

Company Instructions
Under SEC Rule 206 a company that is considering a Reg CF offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Reg CF Offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its Reg CF Offering (i.e., to "test the waters") before the offering became effective.

The Company did not solicit indications of interest before this Offering was registered with the SEC and listed on the Funding Portal.

Risks of Investing

THE PURCHASE OF NOTES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF NOTES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to pay you back depends on many factors, including some beyond our control. Nobody guarantees that you will receive any payments and you might lose some or all of your money.

Risks from Covid-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to pay the Notes.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

The Notes are not Guaranteed: No individual is guaranteeing the Notes. Investors can look solely to the value of the property and the success of the project for repayment.

Inadequacy of Collateral and Other Security: If the Company defaults, Investors will have the right to foreclose on and sell the property. However, there is no assurance that the property will be worth enough to repay the Notes.

Property Value Could Decrease: The value of the property could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates
- Competition from new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Costs of Collections: In the event of a default, Investors may add any collection costs, including reasonable attorneys' fees, to the balance of the Notes. However, there is no assurance that Investors will be able to collect the full amount.

Construction Risks: Our business plan may involve major renovations of property. Construction carries its own risks, with delays and cost overruns all too common. There is no guarantee that we will be able to complete the renovations on time and on budget.

Uninsured Losses: The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

Incomplete Due Diligence: The Company engaged in what it believes to be satisfactory due diligence with respect to the property, but due diligence is as much an art as a science and there is no guarantee that our due diligence revealed all the information about the property. If the materials provided to the Company are inaccurate, for example, or if the due diligence process fails to detect material facts that impact the value determination, the Company could make mistakes in the underwriting process.

Inability to Foreclose on Entity Ownership: As part of their collateral, Investors have a security interest in the ownership interests of the Company itself. However, the laws of many states, including Florida, limit the rights of creditors with respect to ownership interests in limited liability companies.

No Market for the Notes; Limit on Transferability: There are at least four obstacles to selling or otherwise transferring your Note.

- There will be no public market for your Note, meaning you could have a hard time finding a buyer.
- Under the Note Indenture, your Note may not be transferred without our consent, which we may withhold in our sole discretion.
- If we do consent to the sale of the Note, we have the first right of refusal to buy it. Our first right of refusal could make the Note more difficult to sell.
- By law, you may not sell your Note unless it is registered under applicable securities statutes or the transfer is eligible for exemption from registration.

Taking all of the above into account, you should plan to own your Note through its maturity.

Prepayments Could Reduce Your Net Return: We have the right to prepay your Note at any time, which could reduce the total return you expected when you bought it. For example, suppose you buy a $100 Note bearing interest at 10% with a one-year term. You expect to receive $10 of interest. But if we prepay the Note after six months you will only receive $5 interest.

Environmental Risks: Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair our ability to repay the Notes.

Risks Associated with Foreclosure Laws: Foreclosure laws and methods vary from state to state. Many states require long processing periods or a court decree before a mortgaged property may be sold or otherwise foreclosed upon. Further, statutory rights to redemption and the effects of anti-deficiency and other laws may limit the ability for the Company to timely recover the value of its loan if a Borrower defaults.

Investors Can't Pursue Collection Actions or Contact Borrowers: Investors will not be allowed to pursue collection actions against Borrowers, or even contact Borrowers. Instead, all collection action will be in the hands of a single representative.

The Company Might Compromise Underlying Loans: The representative appointed by Investors will have the right to modify, compromise, or even write off the Notes, without the consent or input of Investors.

The Company Might Become Bankrupt: If the Company files for bankruptcy protection, Investors could face significant delays and incur significant legal costs in enforcing the terms of the Notes. Ultimately Investors should recover at least a portion of the amount owed to them and could recover it all, depending on the value of the underlying collateral (*i.e.,* real estate, equipment, etc.). However, bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accepts amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help investors gauge the ability of the issuer to repay the loan. The Company has not been rated by either Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

Lack of Cash to Pay Tax Liability: We intend to treat the Notes as having "original issue discount" for Federal income tax purposes. As a result, an investor holding a Note will generally be required to accrue (and pay tax on) interest income even if the Company fails to pay the interest, leaving the investor out-of-pocket by the amount of tax.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For Example:

25

- Principals of the Company have been, are, and will be engaged in other real estate projects in the same vicinity as this project, in effect competing with this project for buyers and tenants.
- An Investor could want the principals of the Company to spend more time and resources on this project, but they will simultaneously be pursuing a variety of other business activities.

Lack of Ongoing Information: While we will provide you with periodic statements concerning repayments with respect to the Notes, you will not receive the same information you would from a public company.

No Registration Under Securities Laws: Neither the Company nor the Notes will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Notes are being offered pursuant to Reg CF, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Trust Indenture Act of 1939 Not Incorporated in Note Indenture: When bonds are sold in a public offering, they are typically subject to the Trust Indenture Act of 1939 (the "TIA"), which generally requires (i) the appointment of an independent trustee to act on behalf of the holders of the debt instruments, (ii) the approval of the terms of the indenture by the SEC, and (iii) certain terms and conditions to protect investors. The Company is issuing the Notes in reliance on an exemption from the TIA. Hence, the provisions of the TIA are not applicable to, and are not incorporated into, the Note Indenture.

No Independent Trustee: The Company has not appointed a bank or other institution to serve as the trustee of the Trust, or as the representative of Investors under the Note Indenture, although it might do so in the future. Instead, Investors will have the right to designate their own trustee and representative in the event of a default.

Breaches of Security: It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

The Note Indenture Limits Investors Rights: The Note Indenture Limits your rights in some important respects. For example:

- Upon a default, you will not be permitted to initiate collection action on your own. Instead, a single representative will control all collection action on behalf of all Investors. You will be deemed to have granted a power of attorney to the representative to pursue your claims, even if you didn't vote for that particular representative.
- The Notes may be modified if the Company and investors holding a majority of the Notes, measured by original principal amount, agree to a modification.
- The Note Indenture limits your right to sue the representative appointed by Investors.

- Disputes under the Notes or the Note Indenture will be governed by New York State law and handled in New York State courts.

No Legal Opinion: Unlike many lenders in commercial real estate financings you will not receive a legal opinion that the Issuer is properly formed, validly existing, or that the Notes, Note Indenture, or any other documents are enforceable against the issuer. This does not mean that they are unenforceable, but rather, that you do not have a lawyer or law firm providing you a formal opinion that the loan documents are enforceable against the issuer.

Subordination: The Issuer's obligation to repay your loan is secondary to other debts of the Issuer. Until those other debts are repaid, you are very unlikely to be repaid. This is true both in the case of interest payments on an ongoing basis, where other creditors will receive their interest payments before you and repayments of principal, whether from a capital event (i.e. sale or refinancing of an asset) or from any other source. In some cases, this could mean that these other lenders are repaid the full amount of their loan and you are paid less than the full amount of your loan, or not at all.

No Security Interest: The repayment of your loan is not secured by any specific asset of the Issuer. In many cases, a lender will record a mortgage of make a UCC filing on a piece of collateral and in the event of a default under the loan documents the lender will typically be able to claim, take, or "foreclose on" possession of that piece of collateral in partial or full satisfaction of the loan, without necessarily needing to take other actions to attempt to recover the debt. While certain of the Issuer's other lenders have security in specific assets of the Issuer, you and the other holders of the Notes will not and will only have the general promise of the Issuer to repay the debt.

Delayed Interest Accrual: Interest on your note will not begin to accrue on the date of your note. Instead, interest will accrue when the Issuer receives the proceeds of your loan from escrow, unlike other investment opportunities that may be available, where returns may begin to be available more quickly. Crucially, the Issuer will only receive funds from escrow if it has reached the Target Amount and certain other conditions are met.

Loan Servicer: Lender acknowledges and agrees that: (a) from time to time, Borrower may appoint a servicer to collect and coordinate repayment of all principal and interest payments to the Holders, to give and to receive notices under this Note or the other Loan Documents, and to otherwise service the Loan and (b) any action which shall or may be taken or exercised by Borrower may be taken by such servicer with the same force and effect.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

<u>**Exhibit B**</u>

Form of Note

INDIA HOME INC.

PROMISSORY NOTE

THIS PROMISSORY NOTE (THIS "<u>NOTE</u>") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE CONSENT OF THE COMPANY AND COMPLIANCE WITH SECURITIES LAWS.

THIS NOTE REPRESENTS THE OBLIGATION OF INDIA HOME, INC. (THE "<u>COMPANY</u>") AND WAS ISSUED PURSUANT TO (i) THE COMPANY'S SEC FORM C, AND (ii) AN INVESTMENT AGREEMENT. CAPITALIZED TERMS THAT ARE NOT OTHERWISE DEFINED IN THIS NOTE HAVE THE MEANINGS GIVEN TO THEM IN THOSE DOCUMENTS.

Name of Purchaser		*Principal Amount*	$_____

1. **Note Indenture**. This Note is subject to the Company's Note Indenture dated November 4, 2022, as if all the terms of the Note Indenture were set forth in this Note.

2. **Payment Obligation**. For value received, the Company hereby promises to pay to the Purchaser the Principal Amount stated above plus interest calculated at eight percent (8%) per year, compounded monthly, as follows:

    2.1   On the last day of the full quarter following the actual receipt by the Company of the proceeds of the funds advanced pursuant to this Note, and on the last day of each quarter thereafter, the Company shall pay to the Purchaser all interest accrued to date; and

    2.2   The Company shall pay to the Purchaser all principal and accrued interest upon the earlier of (i) December 31, 2025, or (ii) the date the Company sells or otherwise disposes of the real estate described in the Company's Form C.

    IN WITNESS WHEREOF, the undersigned has caused this Note to be executed as of the date first written above.


INDIA HOME INC.
A New York not-for-profit corporation

By:_____
Name: Vasundhara Kalasapudi
Title: Executive Director


Exhibit C

Investment Agreement

INDIA HOME INC.

INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 20___, by and between India Home Inc., a New York not-for-profit corporation (the "Corporation") and _____ ("Purchaser").

Background

Purchaser wishes to purchase promissory note of the Corporation pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.CommonOwner.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Form C filed by the Corporation with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document." The Corporation is sometimes referred to in this Investment Agreement using words like "we" and "us," while Purchaser is sometimes referred to using words like "you" or "your."

2. **Purchase of Note**. Subject to the terms and conditions of this Agreement, the Corporation hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Corporation, a promissory note for $_____, pursuant to the Disclosure Document. We refer to your promissory note as the "Note."

3. **Our Right to Reject Subscription**. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

4. **Form of Note**. You will not receive a paper document representing your Note.

5. **Your Promises**. You promise that:

   5.1. **Accuracy of Information**. All of the information you have given to us whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

   5.2. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risk Factors" in the Disclosure Document.

5.3. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guarantied any financial outcome of your investment.

5.4. **Escrow Account**. You understand that your money will first be held in an escrow account in one or more financial institutions. If any of these institutions became insolvent, your money could be lost.

5.5. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Note. Your investment will not violate any contract you have entered into with someone else.

5.6. **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the Note, not on behalf of anyone else.

5.7. **Investment Purpose**. You are purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

5.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

5.9. **No Transfer**. You understand that under the terms of the Note Indenture, the Note may not be transferred without our consent. Also, securities laws limit transfer of the Note. Finally, there is currently no market for the Note, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Note until its maturity.

5.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Note.

5.12. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Corporation to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.13. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Note.

5.14. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Corporation or if we are required to do so by such government authorities.

5.15. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.16. **No Violations**. Your purchase of the Note will not violate any law or conflict with any contract to which you are a party.

5.17. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

5.18. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

5.19. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

5.20. **Notification**. If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

5.21. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

5.21.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

5.21.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

5.21.3. **Anti-Terrorism Laws**. None of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

5.21.4. **U.S. Person**. You are a citizen or permanent resident (green card) of the United States.

5.22. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

5.22.1. **U.S. Person**. Purchaser is one of the following:

(a) A partnership, corporation, or limited liability company organized or incorporated under the laws of the United States;

(b)   An estate of which any executor or administrator is a citizen or resident of the United States; or

(c)   A trust of which any trustee is a citizen or resident of the United States.

5.22.2.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

5.22.3.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

5.22.4.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Note, have been duly authorized by all necessary corporate, partnership or company action.

5.22.5.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

5.22.6.   **Information to Investors**. Purchaser has not provided any information concerning the Corporation or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Corporation has approved in writing in advance.

5.22.7.   **Anti-Terrorism Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("<u>OFAC</u>"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.   **Confidentiality**. The information we have provided to you about the Corporation, including the information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Note.

7.   **Re-Purchase of Your Note**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Note.

8.   **Governing Law**. This Agreement shall be governed by New York law, without taking into account principles of conflicts of law.

9.   **Intentionally Omitted.**

10. **Arbitration**.

    10.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Note, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the Note will be handled in the manner described in the Note Indenture.

    10.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Queens county, New York unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

    10.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    10.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    10.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

12. **Notices**. All notices between us will be electronic. You will contact us by email at vasundhara@indiahome.org. We will contact you by email at the email address above are the address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent

by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury**.**

15.   **Miscellaneous Provisions**.

    15.1.   **No Transfer**. You may not transfer your rights or obligations under this Investment Agreement.

    15.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

    15.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

    15.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the Note and Note Indenture) are the only agreements between us.

    15.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

_____
Signature

_____
Name and Title (For Entities Only)

ACCEPTED:

INDIA HOME INC.
A New York not-for-profit corporation

By:_____
Name: Vasundhara Kalasapudi
Title: Executive Director

Exhibit D

Note Indenture

INDIA HOME INC.

NOTE INDENTURE

This Note Indenture dated as of [November 4], 2022, is entered into by India Home Inc., a New York not-for-profit corporation (the "Corporation") and each person who acquires a promissory note referencing this Note Indenture (a "Holder").

Background

I.   The Corporation sold promissory notes (the "Notes") to the Holders through Common Owner CF LLC (the "Portal") at www.CommonOwner.com (the "Site").

II.   This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Indenture to Notes**. The terms of this Note Indenture shall apply to each Note as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Prepayment**. The Corporation may prepay any Note in whole or in part at any time without any notice or penalty. All prepayments shall be first applied to principal before any interest is paid.

3.   **Restrictions on Holders**. No Holder may, under any circumstances (i) take any action to collect a Note, except as provided in this Note Indenture; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

4.   **Withholding**. If any withholding tax is imposed on any payment made by the Corporation to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Corporation, the Holder shall provide the Corporation with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Corporation may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

5.   **Transfers of Notes**.

   5.1.   **Conditions on Permitted Transfers**. In the event a Holder proposes to sell or transfer a Note, the Corporation may, but shall not be required to, impose reasonable conditions on such sale or transfer including, but not limited, to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Corporation with an opinion of counsel, satisfactory in form and substance to the Corporation's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together pay in advance for any reasonable expenses the Corporation expects to incur in connection with the transfer, including attorneys' fees.

    5.2.   **First Right of Refusal**. In the event a Holder (the "Selling Holder") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he, she, or it shall notify the Corporation, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of any binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice, the Corporation shall notify the Selling Holder whether the Corporation elects to purchase all (but not less than all) of the Transfer Notes. If the Corporation has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Holder may proceed with the sale to the proposed purchaser, subject to section 5.1. If the Corporation does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Holder and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Holder and the purchaser shall be treated as a new offer and shall again be subject to this section.

6.   **No Security Interest; Subordination**. The Holders acknowledge and agree that the Note is not secured by any specific asset and repayment of the note is simply a general obligation of the Corporation. The Note is subordinate to any note issued by the Corporation to LENDonate CA LLC, a California limited liability company, (the "Senior Lender") pursuant to the terms of that certain Loan and Security Agreement between the Corporation and the Senior Lender, dated [October 28, 2022] (the "Senior Debt"). This means the Holders are repaid only after any amounts due and owing on the Senior Debt have been satisfied and that the Corporation has promised to the Senior Lender to not repay any principal on any Note until such Senior Debt has been satisfied in full.

7.   **Defaults and Remedies**.

    7.1.   **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if (and only if):

        7.1.1.   The Corporation fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Corporation; or

        7.1.2.   The Corporation becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

        7.1.3.   The Corporation is in default with respect to any other of its debt obligations, including without limitation the Senior Debt; or

        7.1.4.   The Corporation becomes unable to pay its debts as they become due; or

        7.1.5.   Intentionally omitted; or

        7.1.6.   The Corporation breaches any of its obligations under this Note Indenture and such breach remains uncured for ninety (90) days following written notice.

7.2. **Force Majeure**. An Event of Default shall not be deemed to have occurred as a result of a breach or failure by the Corporation is such breach or failure is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, pandemics, insurrections and/or any other cause beyond the reasonable control of the Corporation; provided that the Corporation shall give Holders written notice explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

7.3. **Consequences of Default**.

7.3.1. **Notice**. Upon the occurrence of an Event of Default, the Corporation shall provide written notice to all Holders (a "Notice of Default"). The Notice of Default shall (i) describe the circumstances surrounding the Event of Default, (ii) reference the need for the Holders to appoint a Representative pursuant to section 7.3.2 below, and (iii) be accompanied by (A) a copy of this Note Indenture, and (B) a list of all of the Holders, the email address of each Holder on file with the Corporation, and the outstanding amount with respect to each Holder's Note.

7.3.2. **Appointment of Representative**.

(a) **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Holders (the "Representative"). The Representative (i) may, but need not, be a Holder; (ii) shall not be affiliated with or related to the Corporation; and (iii) shall be selected by the Holders as follows:

(1) For a period of up to twenty (20) business days following the Notice of Default, the Holders shall confer among themselves as to the appointment of a Representative.

(2) If at any time during such twenty (20) day period, the Holders of a majority of the Notes, measured by the principal amount outstanding with respect to each such Note (a "Majority"), agree as to the appointment of a Representative, that person shall be the Representative.

(3) If, at the conclusion of such twenty (20) day period, no Representative has been appointed by a Majority, each Holder shall submit the name of up to three (3) persons such Holder would accept as the Representative.

(4) With each name appearing on any Holder's list there shall be associated a number equal to the total principal amount outstanding of all Notes held by Holders whose lists included such name.

(5) The person whose name is associated with the largest number shall be appointed as the Representative.

(b) **Appointment of Representative by Corporation**. At any time before an Event of Default, the Corporation may at any time propose to designate a person to act as the Representative, in lieu of the procedure described above. If the proposed Representative is an experienced attorney with no prior relationship to the Corporation, then (i) the appointment shall not require the consent of Holders, (ii) the appointment shall be effective on a date specified by the Corporation, and (iii) the Corporation shall promptly notify all Holders. Otherwise, the Corporation shall forward to all Holders the identity and qualifications of the proposed Representative and his or her willingness to serve (the "Representative Appointment Notice"). Upon the affirmative consent of Holders holding a Majority of all outstanding Notes, the person so identified shall be deemed to have been appointed to serve as the Representative. If such affirmative consent has not been obtained within ninety (90) days following the date of the Representative Appointment Notice, then the Corporation shall not again seek the consent of the Holders for a period of an additional ninety (90) days.

(c) **Authority of Representative**. The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Holders as parties.

(d) **Power of Attorney**. Upon the appointment of a Representative, each Holder shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Holder shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Indenture.

(e) **No Separate Claims**. No Holder may bring any claim against the Corporation to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of, and in the name of, each Holder, in accordance with the provisions of this Indenture.

(f) **Release of Claims by Holders**. Each Holder hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that a Holder can demonstrate by clear and convincing evidence that such act or omission constituted gross negligence or intentional misconduct.

(g) **Fees and Expenses of Representative**. The reasonable fees and costs of the Representative, including but not limited to reasonable attorneys' fees, shall be the obligation of the Corporation, and shall be added on to the amount otherwise payable with respect to the Notes, and no Holder shall be obligated to pay such fees or costs directly; provided, however, that following an Event of Default, any further payments made by the Corporation shall first be used to pay the reasonable fees and costs of the Representative, and not to make any payments with respect to the Notes, and if any Holder shall receive any payment with respect to his, her, or its Note before all of the reasonable fees and costs of the Representative have been paid, such Holder shall promptly pay such amount to the Representative.

(h) **Resignation of Representative**. A Representative may resign at any time by giving notice to the Corporation and all of the Holders of the Notes at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative, a replacement shall be selected by the affirmative vote of Holders holding a majority of the Notes, measured by outstanding principal amount. If such Holders have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Portal may, at any time, by giving notice to the Corporation and all of the Holders, designate a replacement Representative who shall not be related to or affiliated with the Portal or the Corporation.

(i) **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each such Note, but only if they simultaneously appoint a replacement Representative.

7.4. **Remedies**. Upon the occurrence of an Event of Default, the Holders shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Holders holding a majority of the Notes, measured by outstanding principal amount, have the right to accelerate the payment of outstanding principal with respect to the Notes.

7.5. **Payments Deemed Held in Trust**. Any Holder who receives a payment on a Note while an Event of Default remains in effect with respect to such Note in excess of the amount such Holder should have received shall be deemed to be holding such excess in trust for the benefit of other Holders and the Representative and shall return such excess on demand.

7.6. **Forbearance Not a Waiver**. If a Holder or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Holder or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Holder or the Representative, as the case may be.

7.7. **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

7.7.1. The date the Representative and the Corporation enter into a settlement of all claims; or

7.7.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Holders, the date the Corporation has paid (i) to the Holders, all interest and principal due through such date; and (ii) to the Representative, all the fees and expenses described in section 7.3.2(g); or

7.7.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Holders, the date the Corporation has paid (i) to the Holders all interest and principal due through such date; and (ii) to the Representative, all the expenses described in section 7.3.2(g); but only if Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each Note, agree to annul the demand for acceleration.

7.8. **Waiver of Past Defaults.** The Holders of a majority of the outstanding principal amount of the Notes, by notice to the Representative, may on behalf of the Holders of all the Notes waive an existing Event of Default and its consequence. When an Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right.

8. **Amendments**.

8.1. **Amendment without Consent of Holders**. Without the consent of any Holders, the Corporation may amend this Note Indenture and the terms of all the Notes to:

8.1.1. Add to the obligations of the Corporation for the benefit of the Holders of, or surrender any right or power conferred upon the Corporation;

8.1.2. Establish the form of Notes;

8.1.3. Cure any ambiguity, defect, or inconsistency;

8.1.4. Amend restrictions on transferability of Notes in any manner that does not adversely affect the rights of any Holder in any material respect;

8.1.5. Secure the Notes; or

8.1.6. Make any other change that does not adversely affect the rights of any Holder in any material respect.

8.2. **Amendment with Consent of Holders**. This Note Indenture and the terms of all the Notes may be amended with the consent of the Corporation and Holders owning a Majority of the Notes.

9. **Miscellaneous**.

9.1. **Electronic Delivery**. All communications from the Corporation to Holders, including but not limited to all tax forms, shall be via electronic delivery.

9.2. **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given one (1) business day after being deposited with a national overnight delivery service (unless the recipient can demonstrate that the package was not delivered to the specified address), or on the date transmitted by electronic mail (unless the recipient can demonstrate that the message was not delivered to the recipient's inbox), to the principal address of the Corporation designated on Form C, if the recipient is the Corporation, or the electronic mail address used by the Holder when registering online at the Site, if the recipient is a Holder, or such other address as a party may designated by notice complying with this section.

9.3. **Application of Payments**. Payments made under the Notes shall be applied first to amounts due under section 7.3.2(g), then to accrued interest, then to principal.

9.4. **Payments.** All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated by each Holder at the Site. To the extent a Holder does not authorize the Corporation to make such ACH distributions into a designated account, payments to such Holder will be made by check and mailed to such Holder after deduction by the Corporation from each such check of a Fifty Dollar ($50) processing fee.

9.5.   **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of New York without giving effect to the principles of conflicts of laws. Each Holder hereby (i) consents to the personal jurisdiction of the New York courts or the Federal courts for the county where the Corporation is located in (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Holder, and (iv) consents to service of process by notice sent by regular mail to the address used by the Holder to register at the Site and/or by any means authorized by New York state law.

9.6.   **Waiver of Jury Trial**. EACH HOLDER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS NOTE INDENTURE OR ANY NOTE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH HOLDER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION.

9.7.   **Servicer.** Lender acknowledges and agrees that: (a) from time to time, Borrower may appoint a servicer to collect and coordinate repayment of all principal and interest payments to the Holders, to give and to receive notices under this Note or the other Loan Documents, and to otherwise service the Loan and (b) any action which shall or may be taken or exercised by Borrower may be taken by such servicer with the same force and effect.

Financial Statements

INDIA HOME INC.

**Financial Statements
And Supplementary Information**

Years Ended June 30, 2021 and 2020

Harish Hathiwala
Certified Public Accountant

INDIA HOME INC.

June 30, 2021

Table of Contents

HARISH HATHIWALA

Certified Public Accountant
Email: Info@AnjayAccountax.com

591 Summit Ave, Suite 203
Jersey City, NJ 07306
NJ: (201) 656-2000, (908) 837-9030
NY: (212) 714-1988, Fax: (201) 656-2266

Independent Auditor's Report

To
Board of Directors
India Home Inc.
178-36 Weford Terrace
Jamaica, NY 11432

Report on the Financial Statements

We have audited the accompanying financial statements of **India Home Inc**, (a non-profit organization) which comprise the statement of financial position as of June 30, 2021 and June 30, 2020, and the related statements of activities, functional expenses and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **India Home Inc.,** as of June 30, 2021 and June 30, 2020, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Harish Hathiwala, CPA
Jersey City, New Jersey
January 20, 2022

INDIA HOME INC.

June 30, 2021

Financial Statements

3

India Home Inc.
Statements of Financial Position
June 30, 2021

ASSETS		2021		2020
Current Assets:				
Cash & cash equivalents (Note 2)	$	286,511	$	545,061
Grants Receivable (Net of allowance for doubtful accounts of $0 for 2021 & $0 for 2020) (Note 2 & 5)		469,531		39,750
Other Current Assets		759		68,450
Total Current Assets		756,801		653,261
Property and Equipment (Note 2 & 4)				
Property, Plant & Equipment (net of acc. depreciation)		1,647,842		10,130
TOTAL ASSETS	$	2,404,643	$	663,391
LIABILITIES AND NET ASSETS				
Current Liabilities:				
Accounts Payable	$	16,466	$	9,968
Payroll Liabilities (Note 13)		21,630		18,047
Accured interest Payable		-		158
NFF Loan (Note 9)		100,000		100,000
Note Payable- Wexford (Note 12)		91,811		-
SBA Loan (Note 11)		3,093		-
LENDonate Loan (Note 10)		-		100,000
PPP Loan (Note 8)		96,200		57,400
Total Current Liabilities		329,200		285,573
Long Term Liabilities:				
Loans-Minibus		2,000		2,000
Loan Payable-FJC (Note 7)		1,500,000		-
SBA Loan (Note 11)		146,401		150,000
Total Long Term Liabilities		1,648,401		152,000
TOTAL LIABILITIES	$	1,977,601	$	437,573
Net Assets:				
Net Assets (deficit)-with Donor Restricitons		-		-
Net Assets (deficit)-without Donor Restricitons		427,042		225,818
Total Net assets	$	427,042	$	225,818
TOTAL LIABILITIES AND NET ASSETS (DEFICIT)	$	2,404,643	$	663,391

See accompanying notes to financial statements and independent auditor's report

4

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Statements of Activities and Changes in Net Assets
For the Years Ended June 30, 2021 and 2020

	2021	2020
Changes in Unrestricted Net Assets		
Revenues and Support		
Government Grants	1,000,325	540,503
ERC Grant (Note 6)	163,999	-
Foundation Grants	121,327	244,171
Contributions	51,461	49,147
Fundraising Income	2,999	29,995
Interest Income	41	22
Other Income	57,400	10,000
Total Revenues	1,397,552	873,838
Expenses:		
Program Expenses	1,029,582	762,855
General & Administrative Expenses	163,120	39,246
Fundraising Expenses	1,026	7,041
Capital Grant Expenses	2,600	14,300
Total Expenses	1,196,328	823,442
Increase/(Decrease) in net assets (without donor restriction)	201,224	50,396
Net Assets, beginning of year, as stated (without donor restriction)	225,818	175,422
Net Assets - End of the year (without donor restriction)	427,042	225,818

See accompanying notes to financial statements and independent auditor's report

5

Harish Hathiwala
Certified Public Accountant

India Home Inc.

Statements of Cash Flows
June 30, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Change in Net Assets	$ 201,224	$ 50,396
Adjustment to reconcile change in net asset to net cash provided by operating activities:		
Depreciation and Amortization	37,102	911
Chang in Operating Assets and Liabilities:		
(Increase)/Decrease in other Asset	67,691	(500)
(Increase)/Decrease in Grant & other Accounts Receivables	(429,781)	38,882
Increase/(Decrease) in Accounts Payable & Accrued Expenses	6,497	(13)
Increase/(Decrease) in Accrued Payroll and Taxes	3,584	8,222
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(113,683)	97,898
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipts (payments) for Property, Plant & Equipment	(1,674,814)	(5,385)
NET CASH USED IN INVESTING ACTIVITIES	**(1,674,814)**	**(5,385)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Receipts/(payments) for Loans	$ 1,529,947	$ 407,400
NET CASH USED IN FINANCING ACTIVITIES	**1,529,947**	**407,400**
NET INCREASE (DECREASE) IN CASH	**(258,550)**	**499,913**
Cash and Cash Equivalents at the beginning of the year	545,061	45,148
Cash and Cash Equivalents at the end of the year	$ **286,511**	$ **545,061**

Required Disclosures:

Cash paid for Interest during the year is $88,695

Cash paid for Federal Income tax is $0.

See accompanying notes to financial statements and independent auditor's report

6

India Home Inc.

Statements of Functional Expenses
June 30, 2021 and 2020

	JUNE 30, 2021					2020
Particulars	**Program Services**	**General & Administration Expenses**	**Capital Grant Expenses**	**Fund raising Expenses**	**Total**	**Total**
Bank Charges		$ 118			$ 118	$ 157
Capital Grant Expenses			$ 2,600		$ 2,600	$ 14,300
Cleaning		$ 4,212			$ 4,212	$ 4,163
Conference & Meetings		$ 430			$ 430	$ 396
Consultancy	79,264	7,939			$ 87,203	44,010
Depreciation	24,735	12,367			$ 37,102	911
Donations		1,115			$ 1,115	1,730
Dues and Subscription		1,613			$ 1,613	2,845
Event Expenses	248				$ 248	4,957
Fundraising Expenses				1,026	$ 1,026	7,041
Interest	59,130	29,565			$ 88,695	4,853
Insurance	14,972	7,486			$ 22,458	12,563
Meals	221,631				$ 221,631	146,755
Office Expenses		2,537			$ 2,537	8,123
Program Expenses	209,482	5,588			$ 215,070	15,416
Rent	38,088				$ 38,088	104,080
Salary and Benefits	350,080	79,964			$ 430,044	416,326
Supplies	3,731				$ 3,731	4,278
Telephone and Communication	6,568	3,284			$ 9,852	10,765
Travel/Transporatation	4,861	2,431			$ 7,292	8,720
Utilities	$ 8,942	$ 4,471			$ 13,413	$ 5,303
Yoga	$ 7,850				$ 7,850	$ 5,750
Total Expenses	$1,029,582	$ 163,120	$ 2,600	$ 1,026	$ 1,196,328	**$ 823,442**

See accompanying notes to financial statements and independent auditor's report

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

1. **Description of Organization**

India Home Inc. ("Organization") is a nonprofit organization dedicated to addressing the needs of the Indian and larger South Asian senior immigrant community. Started in 2007 by a group of healthcare professionals. India Home provides social, psychological, recreational, and spiritual services in a culturally sensitive environment. The company raises funds through organizing events, corporate and individual donations and grants.

Description of Program and Supporting Services

The following program and supporting services are included in the accompanying financial statements:

India Home is a non-profit organization founded to serve South Asian older adults in NYC. The mission of India Home is to improve the quality of life for South Asian older adults by providing quality care in a culturally appropriate environment. We typically serve more than 250 older adults (age 60+) on a regular basis across Queens borough through senior center programs, congregate meals, Yoga/physical therapy, case management, creative ageing programs, the celebration of birthdays and festivals, community mental health programs, recreational activities, and advocacy.

Recreational activities: India Home organizes trips and events to meet its purpose of social, psychological, recreational, and spiritual services in a culturally sensitive environment.

Health: India Home organizes programs for physical therapy services and Yoga classes.

2. **Significant Accounting Policies**

   Basis of Accounting

   The Organization prepares its financial statements in accordance with Generally Accepted Accounting Principles promulgated in the United States of America (U.S. GAAP) for NFPs. The significant accounting and reporting policies used by the organizations are described subsequently to enhance the usefulness and understandability of the financial statements.

   Basis of Presentation

   The financial statements report net assets and changes in net assets in two classes that are based upon the existence or absence of restrictions on use that are placed by its donors, as follows:

8

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

Net assets without donor restrictions

Net assets that are not subject to donor-imposed restrictions and may be expended for any purpose in performing the primary objectives of the Organization. The Board may designate assets without restrictions for specific operational purposes from time to time.

Net assets with donor restrictions

Net assets subject to stipulations imposed by donors and grantors. Some donor restrictions are temporary in nature; those restrictions will be met by actions of the Organization or by the passage of time. Other donor restrictions are perpetual in nature, where by the donor has stipulated the funds be maintained in perpetuity.

All revenues and net gains are reported as increases in net assets without donor restrictions in the statement of activities unless the use of the related resources is subject to temporary or permanent donor restrictions. All expenses and net losses other than losses on endowment investments are reported as decreased in net assets without donor restrictions. Net losses on endowment investments reduce net assets with donor restrictions to the extent that net gains of the fund from prior years are unspent and classified there; remaining losses are classified as decreases in net assets without donor restrictions. If an endowment fund has no net gains from prior years, such as when a fund is newly established, net losses are classified as decreases in net assets without donor restrictions. There are no net assets with donor restrictions at June 30, 2021 and 2020.

Grant Receivable

Grant receivables are primarily unsecured non-interest-bearing amounts due from grantors on cost reimbursement or performance grant basis. Grant receivable that are expected to be collected within one year are recorded after the service is rendered or when cost is incurred. Management believes that all outstanding grants receivables are collectible in full; however, an allowance for uncollectible receivables has been provided and adjusted annually.

Revenue recognition in accordance with ASU 2018-08

The Organization records program fees receivables and revenue when earned based on the established third-party reimbursement rates for services provided.

Contributions are recognized at the earlier of when cash is received or at the time a pledge becomes unconditional in nature. Contributions are recorded in the net asset classes referred to above depending on the existence and/or nature of any donor-imposed restriction. When a restriction expires, that is, when a stipulated time restriction ends, or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions. If donor restricted contributions are satisfied in the same period they were received, they are classified as without donor restrictions.

9

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

Revenue recognition in accordance with ASU 2018-08 (Continued)

Contributions expected to be received within one year are recorded at net realizable value. Long-term pledges are recorded at fair value, using risk-adjusted present value techniques. Conditional contributions are recognized as income when the conditions have been substantially met.

Management assesses the collectability of all outstanding receivables based upon historical trends and experience with donors. Based on that review, management has concluded that all receivables are collectible. As such, no allowance for uncollectible accounts was deemed necessary.

Gifts-in Kind Contributions

The organization periodically receives contributions in a form other than cash or investments. If the organization receives a contribution of land, buildings or equipment, the contributed asset is recognized as an asset at its estimated fair value at the date of gift, provided that the value of the asset and its estimated useful life meets the organization's capitalization policy. Donated use of facilities is reported as contributions and as expenses at the estimated fair value of similar space for rent under similar condition. If the use of the space is promised unconditionally for a period greater than one year, the contributions is reported as contribution and an unconditional promise to give at the date of gift, and the expenses is reported over the term of use. Donated supplies are recorded as contributions at the date of gift and are expensed when the donated items are placed in service or distributed.

Cash Equivalent

Cash are short term, interest bearing, and highly liquid investments with original maturities of three months or less, unless the investments are held for meeting restrictions of a capital or endowment nature. Cash equivalents at June 30, 2021 and 2020 are $286,511 and $545,061 respectively.

Concentration of Credit and Investment Risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash accounts and money placements in financial institutions, which from time to time, exceed the Federal depository insurance coverage limit and the Securities investor protection coverage limit, respectively. The Company maintains its cash balances and money placements at financial institutions in New York. The accounts at these institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in June 30, 2021 and 2020 for cash balances.

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

Tax Status

India Home is a non-for-profit organization that is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code, they also have been classified as an entity that is not a private foundation within the meaning of Section 509(a). Accordingly, charitable contributions to India Home are tax deductible contributions. However, any income from certain activities not directly related to the organization's tax-exempt purpose would be subject to taxation as unrelated business income. There was no unrelated business income for the year ended June 30, 2021.

The tax effect from an uncertain tax position is recognized in the financial statements only if the position is more likely than not to be sustained on audit, based upon the technical merits of the position. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Management has applied the standard to all tax positions for which the statute of limitations remained open and there was no material effect on the financial statements.

India Home files income tax returns in the U.S. Federal jurisdiction and in New York and is generally no longer subject to U.S. Federal and New York income tax examinations by tax authorities for years before June 30, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and the reported amounts of assets and liabilities at the date of the financial statements. On an ongoing basis, the organization's management evaluates the estimates and assumptions based upon historical experience and various other factors and circumstances. The organization's management believes that the estimates and assumptions are reasonable in the circumstances; however, the actual results could differ from those estimates.

Property, Plant and Equipment

Property, Plant and Equipment are reported in the statement of financial position at cost, if purchased, and at fair value at the date of gift, if donated, less accumulated depreciation. All land and buildings are capitalized. Equipment is capitalized if cost is material and useful life is more than one year. Repairs and maintenance that do not significantly increase the useful life of the asset are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

11

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

Property, Plant and Equipment (Continued)

Equipment	5 years
Furniture & Fixtures	7 years
Building	40 years

Property, Plant and equipment are reviewed for impairment when a significant change in the asset's use or another indicator of possible impairment is present. No impairment losses were recognized in the financial statements in the current period. However, fully depreciated assets were written off.

Expense Recognition and Allocation

The cost of providing the organization's programs and other activities is summarized on a functional basis in the statement of activities and statement of functional expenses. Expenses that can be identified with a specific program, management and general, and fundraising costs are charged directly to that program, management and general, and fundraising costs. Costs common to multiple functions have been allocated among the various functions benefited.

Management and general expenses included those costs that are not directly identifiable with any specific program, but which provide for the overall support and direction of the organization.

Expense Recognition and Allocation (Continued)

Fundraising costs are expensed as incurred, even though they may result in contributions received in future years. The organization generally does not conduct its fundraising activities in conjunction with its other activities. In the few cases in which it does, such as when the annual report or donor acknowledgements contain requests for contributions, joint costs have been allocated between fundraising and management and general expenses in accordance with standards for accounting for costs of activities that include fundraising. Additionally, advertising costs are expensed as incurred.

Fair Value of Financial Instruments

The Organization's financial instruments consist primarily of cash, accounts receivable and accounts payable. These balances, as presented in the financial statements as of June 30, 2021 and 2020, approximate their fair market value because of their short maturities.

Reclassifications

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

12

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

3. **Basis for presentation of Prior Years Financial Statement**

The components which make up the financial statements of the prior years were presented in some cases in a different order, combined with another natural classification (e.g., Statement of Functional Expenses) and or stayed the same. These presentation adjustments were made in an effect to allow for comparative financial statements.

4. **Property, Plant and Equipment**

As of June 30, the balance consists of:

	2021	2020
Furniture and Equipment	11,041	11,041
Building	1,674,814	-
Subtotal	1,685,855	11,041
Less: Accumulated Depreciation and Amortization	(38,013)	(911)
Total	1,647,842	10,130

5. **Grant Receivable**

Grant receivable consist following as of June 30, 2021 and 2020:

	Total	
	2021	2020
DFTA Grant Receivable	26,010	-
DYCD Grant Receivable	42,000	
Contribution Receivable	5,000	
ERC Grant Receivable (Note 6)	163,999	
HHCT2 Grant Receivable	150,000	-
DOHMH Receivable	17,772	3,500
NYC Census Grant Receivable	31,000	25,000
TRIE Grant Receivable	10,000	-
NYS Grant Receivable	23,750	11,250
Total	469,531	39,750

6. **ERC Grant**

Laws and regulations concerning government programs, including the Employee Retention Credit established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act, are complex and subject to varying interpretations. Claims made under the CARES Act may also be subject to retroactive audit and review. There can also be no assurance that regulatory authorities will not challenge the Organization's claim to the ERC, and it is not

13

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

6. ERC Grant (Continued)

possible to determine the impact (if any) this would have upon the Organization. The organization has applied for ERC on December 17, 2021 for an amount of $163,999 for the period April, 2020 to June 30, 2021. The amount of $163,999 has been recognized as grant income and ERC Grant receivable as of June 30, 2021.

7. FJC Loan

The company has entered into an agreement with FJC (Foundation of Philanthropic Funds) on August 4, 2020 for acquisition of condominium office space at Wexford Terrace, NY for a sum of $1,500,000 for at floating interest rate of the prime rate plus 3% as published in The Wall Street Journal from time to time, monthly on the unpaid principal amount. The loan and unpaid interest shall be payable upon the earlier of the company's receipt of grant of city capital funds from the New York City, administered through the New York City Economic Development Corporation (EDC), for the project or 3 years from the date of loan. The loan payable is as follows.

Year Ending June 30:	
2022	$0
2023	$0
2024	$1,500,000

8. PPP (Paycheck Protection Program) Loan

PPP Loan consists of government grants administered by the Small Business Administration (SBA). The organization was approved for a Paycheck Protection Program loan of $57,400 on May 14, 2020, through the Coronavirus Aid, Relief, and Economic Security Act and administered by the SBA. This loan may be forgiven up to the full amount if requirements set by the Small Business Administration are met. The Company applied for forgiveness with the lender on February 10, 2021 and received forgiveness of $57,400 from the SBA on March 3, 2021. The amount of loan forgiveness is presented as a component of other income on the statement of activities.

The company obtained a $96,200 loan from Ready Cap Lending LLC under the PPP in March 2021. The promissory note provides for interest at 1% p.a, The PPP Flexibility Act of 2020 delayed repayment of principal and interest until the date that the forgiveness amount is remitted to the lender by the SBA. Under the terms of the PPP, up to 100% of the loan (and related interest) may be forgiven if the proceeds are used for covered expenses and certain other requirements related to wage rates and maintenance of full-time equivalents are met. The Company applied for forgiveness with the lender on November 15, 2021 and, based on guidance as of January 20, 2022, expects to achieve full forgiveness of the loan and accrued interest. The short-term portion of the loan is $96,200 at June 30, 2021 under the terms of the loan.

14

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

8. PPP (Paycheck Protection Program) Loan (Continued)

The SBA may undertake a review of a loan of any size during the six-year period following forgiveness or repayment of the loan. The review may include the loan forgiveness application, as well as whether the Company received the proper loan amount. The timing and outcome of any SBA review is not known.

9. NFF (Nonprofit Finance Fund) Loan

The company has entered into an agreement with Nonprofit Finance Fund (NFF) on January 24, 2020 to secure working capital loan to support its operations due to COVID-19 pandemic for a sum of $100,000 for at 0% interest rate payable in 3 equal quarterly payments commencing December 24, 2021 until June 24, 2022. The loan payable is as follows.

Year Ending June 30:	
2022	$100,000

10. LENDonate Loan

The company has entered into an agreement with LENDonate CA LLC on April 29, 2020 to against the collateral of JP Morgan Chase Bank account number 3615561683 for a sum of $100,000 at 4% interest rate payable monthly. This loan was repaid in full on March 4, 2021.

11. SBA (Small Business Administration) Loan

The organization was approved for a Small Business Administration (SBA) loan of $150,000 under Section 7(b) of the Small Business Act, as amended, a loan (SBA Loan#8177807403) on May 18, 2020. The loan accrues interest at 2.75% per annum from the date of loan advances. The repayment of Principal and interest of $641 monthly will begin 12 months from date of the loan and will be payable in 30 years from the date of the agreement. The Loan payable is $149,494 as of June 30, 2021, including current portion of $3,093. The loan payable for next five years is as follows

Year Ending June 30:	
2022	$3,093
2023	$3,190
2024	$3,291
2025	$3,394
2026	$3,501
Thereafter	$133,025

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

12. Note Payable-Wexford

The organization has signed promissory note with Likhon @Jamaica Estates LLC for for acquisition of condominium office space at Wexford Terrace, NY for a sum of $91,811 at 0% interest rate personally guaranteed by Vasundhara Kalasapudi, MD and payable as soon as the commercial elevator violation is removed for premises or as soon as the organization receives the grant from NYC for purchasing this property, whichever comes first. The Note payable is $91,811 as of June 30, 2021.

13. Accrued Payroll and Vacation payable

Accrued payroll and related payroll tax amounted to $21,630 and $18,047 as of June 30, 2021 and 2020 respectively.

The balance for vacation payable was not accrued. India Home Inc.'s management does not consider it to be material amount, as most employees take their vacation by fiscal year end.

14. Lease Commitments

a. <u>Office Lease:</u> The terms of the agreement provide for an escalation clause that adjusts annual base rentals. GAAP requires scheduled rent increases resulting from the escalation of base rentals be recorded as liability and amortized ratably so as to record rent expense on a straight-line basis over the term of the office lease agreement.

i) In January 2020, the Organization entered into a lease for office and program space with Jamaica Muslim Center Inc. Rent payments commenced in January 1, 2020. The lease is an operating lease and is to end on December 31, 2022. As of June 30, 2021, the minimum aggregate annual rentals are as follows:

Year Ending June 30:	
2022	$40,200
2023	$20,100

Total rent and related expenses charged to operations for the year ended June 30, 2020 was $33,000.

14. Subsequent Event

Management evaluated potential subsequent events to the balance sheet date of June 30, 2021 through the date that the financial statements were available to be issued January 20, 2022. The Management has determined there are no subsequent events that require recognition or disclosure in these financial statements.

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

15. COVID-19

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses including religious organizations. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the association operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and business affected by the coronavirus pandemic.

As of June 30, 2021, the global pandemic is still ongoing. Management continues to monitor the results of operations to evaluate the economic impact of the pandemic on the Project. The Organization is not able to estimate the length or severity of this outbreak and the related financial impact. Additionally, management continues to pursue federal, state and local grants and resources to mitigate the potential negative impacts of the pandemic on operations.

16. Availability and Liquidity

The Organization maintains cash on hand to be available for its general expenditures, liabilities, and other obligations for on-going operations. As part of its liquidity management plan, the Organization relies on earned income and investment income to fund its operations and program activities.

Financial assets at year end	
Cash and cash equivalents	286,511
Accounts Receivable	469,531
Other Receivable	759
Financial assets available to meet cash needs for general expenditures within one year	756,801

As of June 30, 2021, there are no internal or external limits imposed on the Organization's financial assets.

17

INDIA HOME INC.

**Financial Statements
And Supplementary Information**

Years Ended June 30, 2020 and 2019

Harish Hathiwala
Certified Public Accountant

INDIA HOME INC.

June 30, 2020

Table of Contents

Harish Hathiwala
Certified Public Accountant

HARISH HATHIWALA

Certified Public Accountant
Email: Info@AnjayAccountax.com

591 Summit Ave, Suite 203
Jersey City, NJ 07306
NJ: (201) 656-2000, (908) 837-9030
NY: (212) 714-1988, Fax: (201) 656-2266

Independent Auditor's Report

To
Board of Directors
India Home Inc.
69-55 260th Place
Glen Oaks, NY 11004

Report on the Financial Statements

We have audited the accompanying financial statements of **India Home Inc**, (a non-profit organization) which comprise the statement of financial position as of June 30, 2020 and June 30, 2019, and the related statements of activities, functional expenses and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **India Home Inc.,** as of June 30, 2020 and June 30, 2019, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Period financial Statements

The financial statements of the organization as of June 30, 2019 were audited by other auditors whose report dated April 17, 2020, expressed an unqualified opinion on those statements.

Harish Hathiwala, CPA
Jersey City, New Jersey
March 31, 2021

INDIA HOME INC.

June 30, 2020

Financial Statements

3

India Home Inc.
Statements of Financial Position
June 30, 2020

ASSETS		2020		2019
Current Assets:				
Cash & cash equivalents (Note 2)	$	545,061	$	45,148
Grants Receivable (Net of allowance for doubtful accounts of $0 for 2020 & $0 for 2019) (Note 2 & 4)		39,750		78,632
Deposits		68,450		67,950
Total Current Assets		653,261		191,730
Property and Equipment (Note 2 & 5)				
Property, Plant & Equipment (net of acc. depreciation)		10,130		5,656
TOTAL ASSETS	$	663,391	$	197,386
LIABILITIES AND NET ASSETS				
Current Liabilities:				
Accounts Payable	$	9,968	$	10,140
Payroll Liabilities (Note 6)		18,047		9,824
Accured interest Payable		158		
LENDonate Loan (Note 10)		100,000		-
PP Loan (Note 7)		57,400		-
Total Current Liabilities		185,573		19,964
Long Term Liabilities:				
Loans-Minibus		2,000		2,000
NFF Loan (Note 8)		100,000		-
SBA Loan (Note 9)		150,000		-
Total Long Term Liabilities		252,000		2,000
TOTAL LIABILITIES	$	437,573	$	21,964
Net Assets:				
Net Assets (deficit)-with Donor Restsricitons		-		-
Net Assets (deficit)-without Donor Restsricitons		225,818		175,422
Total Net assets	$	225,818	$	175,422
TOTAL LIABILITIES AND NET ASSETS (DEFICIT)	$	663,391	$	197,386

See accompanying notes to financial statements and independent auditor's report

4

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Statements of Activities and Changes in Net Assets
For the Years Ended June 30, 2020 and 2019

	2020	2019
Changes in Unrestricted Net Assets		
Revenues and Support		
Government Grants	540,503	449,000
Foundation Grants	244,171	57,220
Contributions	49,147	59,897
Fundraising Income	29,995	215,134
Interest Income	22	25
Other Income	10,000	
Total Revenues	873,838	781,276
Expenses:		
Program Expenses	762,855	570,414
General & Administrative Expenses	39,246	42,426
Fundraising Expenses	7,041	51,884
Capital Grant Expenses	14,300	-
Total Expenses	823,442	664,724
Increase/(Decrease) in net assets (without donor restriction)	50,396	116,551
Net Assets, beginning of year, as stated (without donor restriction)	175,422	58871
Net Assets - End of the year (without donor restriction)	225,818	175,422

See accompanying notes to financial statements and independent auditor's report

5

Harish Hathiwala
Certified Public Accountant

India Home Inc.

Statements of Cash Flows
June 30, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Change in Net Assets	$ 50,396	$ 116,551
Adjustment to reconcile change in net asset to net cash provided by operating activities:		
Depreciation and Amortization	911	-
Chang in Operating Assets and Liabilities:		
(Increase)/Decrease in other Asset	(500)	(49,950)
(Increase)/Decrease in Grant & other Accounts Receivables	38,882	45,236
Increase/(Decrease) in Accounts Payable & Accrued Expenses	(13)	(17,938)
Increase/(Decrease) in Accrued Payroll and Taxes	8,222	(41,149)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	97,898	52,749
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipts (payments) for Property, Plant & Equipment	(5,385)	(5,656)
NET CASH USED IN INVESTING ACTIVITIES	**(5,385)**	**(5,656)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Receipts/(payments) for Loans	$ 407,400	$ (8,000)
NET CASH USED IN FINANCING ACTIVITIES	**407,400**	**(8,000)**
NET INCREASE (DECREASE) IN CASH	**499,913**	**39,093**
Cash and Cash Equivalents at the beginning of the year	45,148	6,055
Cash and Cash Equivalents at the end of the year	$ **545,061**	$ **45,148**

Required Disclosures:

Cash paid for Interest during the year is $4,853

Cash paid for Federal Income tax is $0.

See accompanying notes to financial statements and independent auditor's report

6

Harish Hathiwala
Certified Public Accountant

India Home Inc.

Statements of Functional Expenses
June 30, 2020 and 2019

Particulars	JUNE 30, 2020						2019	
	Program Services	General & Administration Expenses	Capital Grant Expenses	Fund raising Expenses		Total		Total
Bank Charges		$ 157			$	157	$	1,444
Capital Grant Expenses			$ 14,300		$	14,300		
Cleaning		$ 4,163			$	4,163	$	1,358
Conference & Meetings		$ 396			$	396	$	-
Consultancy	44,010				$	44,010		28,187
Depreciation		911			$	911		-
Donations		1,730			$	1,730		-
Dues and Subscription		2,845			$	2,845		770
Event Expenses	4,957				$	4,957		24,887
Fundraising Expenses				7,041	$	7,041		51,884
Interest		4,853			$	4,853		4,232
Insurance	12,563				$	12,563		15,848
Meals	146,755				$	146,755		124,884
Office Expenses		8,123			$	8,123		11,341
Program Expenses	15,416				$	15,416		9,211
Rent	104,080				$	104,080		48,621
Salary and Benefits	416,326				$	416,326		287,019
Supplies	4,278				$	4,278		7,446
Telephone and Communication		10,765			$	10,765		11,350
Travel/Transporatation	8,720				$	8,720		10,780
Temporary help					$	-		12,979
Utilities		$ 5,303			$	5,303	$	6,183
Yoga	$ 5,750				$	5,750	$	6,300
Total Expenses	$ 762,855	$ 39,246	$ 14,300	$ 7,041	$	823,442	$	**664,724**

See accompanying notes to financial statements and independent auditor's report

7

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

1. **Description of Organization**

   India Home Inc. is a nonprofit organization dedicated to addressing the needs of the Indian and larger South Asian senior immigrant community. Started in 2007 by a group of healthcare professionals. India Home provides social, psychological, recreational, and spiritual services in a culturally sensitive environment. The company raises funds through organizing events, corporate and individual donations and grants.

   Description of Program and Supporting Services

   The following program and supporting services are included in the accompanying financial statements:

   India Home is a non-profit organization founded to serve South Asian older adults in NYC. The mission of India Home is to improve the quality of life for South Asian older adults by providing quality care in a culturally appropriate environment. We typically serve more than 250 older adults (age 60+) on a regular basis across Queens borough through senior center programs, congregate meals, Yoga/physical therapy, case management, creative ageing programs, the celebration of birthdays and festivals, community mental health programs, recreational activities, and advocacy.

   Recreational activities: India Home organizes trips and events to meet its purpose of social, psychological, recreational, and spiritual services in a culturally sensitive environment.

   Health: India Home organizes programs for physical therapy services and Yoga classes.

2. **Significant Accounting Policies**

   Basis of Accounting

   The Organization prepares its financial statements in accordance with Generally Accepted Accounting Principles promulgated in the United States of America (U.S. GAAP) for NFPs. The significant accounting and reporting policies used by the organizations are described subsequently to enhance the usefulness and understandability of the financial statements.

   Basis of Presentation

   The financial statements report net assets and changes in net assets in two classes that are based upon the existence or absence of restrictions on use that are placed by its donors, as follows:

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

Net assets without donor restrictions

Net assets that are not subject to donor-imposed restrictions and may be expended for any purpose in performing the primary objectives of the Organization. The Board may designate assets without restrictions for specific operational purposes from time to time.

Net assets with donor restrictions

Net assets subject to stipulations imposed by donors and grantors. Some donor restrictions are temporary in nature; those restrictions will be met by actions of the Organization or by the passage of time. Other donor restrictions are perpetual in nature, where by the donor has stipulated the funds be maintained in perpetuity.

All revenues and net gains are reported as increases in net assets without donor restrictions in the statement of activities unless the use of the related resources is subject to temporary or permanent donor restrictions. All expenses and net losses other than losses on endowment investments are reported as decreased in net assets without donor restrictions. Net losses on endowment investments reduce net assets with donor restrictions to the extent that net gains of the fund from prior years are unspent and classified there; remaining losses are classified as decreases in net assets without donor restrictions. If an endowment fund has no net gains from prior years, such as when a fund is newly established, net losses are classified as decreases in net assets without donor restrictions. There are no net assets with donor restrictions at June 30, 2020 and 2019.

Grant Receivable

Grant receivables are primarily unsecured non-interest-bearing amounts due from grantors on cost reimbursement or performance grant basis. Grant receivable that are expected to be collected within one year are recorded after the service is rendered or when cost is incurred. Management believes that all outstanding grants receivables are collectible in full; however, an allowance for uncollectible receivables has been provided and adjusted annually.

Revenue recognition

The Organization records program fees receivables and revenue when earned based on the established third-party reimbursement rates for services provided.

Contributions are recognized at the earlier of when cash is received or at the time a pledge becomes unconditional in nature. Contributions are recorded in the net asset classes referred to above depending on the existence and/or nature of any donor-imposed restriction. When a restriction expires, that is, when a stipulated time restriction ends, or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions. If donor restricted contributions are satisfied in the same period they were received, they are classified as without donor restrictions.

9

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

Revenue recognition (Continued)

Contributions expected to be received within one year are recorded at net realizable value. Long-term pledges are recorded at fair value, using risk-adjusted present value techniques. Conditional contributions are recognized as income when the conditions have been substantially met.

Management assesses the collectability of all outstanding receivables based upon historical trends and experience with donors. Based on that review, management has concluded that all receivables are collectible. As such, no allowance for uncollectible accounts was deemed necessary.

Gifts-in Kind Contributions

The organization periodically receives contributions in a form other than cash or investments. If the organization receives a contribution of land, buildings or equipment, the contributed asset is recognized as an asset at its estimated fair value at the date of gift, provided that the value of the asset and its estimated useful life meets the organization's capitalization policy. Donated use of facilities is reported as contributions and as expenses at the estimated fair value of similar space for rent under similar condition. If the use of the space is promised unconditionally for a period greater than one year, the contributions is reported as contribution and an unconditional promise to give at the date of gift, and the expenses is reported over the term of use. Donated supplies are recorded as contributions at the date of gift and are expensed when the donated items are placed in service or distributed.

New Pronouncements

On June 21, 2018, FASB issued ASU No. 2018-08, *Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made*. The ASU which becomes effective for the June 30, 2020 year, provides guidance on whether a receipt from a third-party resource provider should be accounted for as a contribution (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as an exchange (reciprocal) transaction.

In addition, FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*. The ASU, which becomes effective for the June 30, 2020 year, focuses on a principle-based model. It highlights the identification of performance obligations of the contract, determining the price and allocating that price to the performance obligation so that revenue is recognized as each performance obligation is satisfied.

The Organization is in the process of evaluating the impact these standards will have on future financial statements.

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

Cash Equivalent

Cash are short term, interest bearing, and highly liquid investments with original maturities of three months or less, unless the investments are held for meeting restrictions of a capital or endowment nature. Cash equivalents at June 30, 2020 and 2019 are $545,061 and $45,148 respectively.

Concentration of Credit and Investment Risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash accounts and money placements in financial institutions, which from time to time, exceed the Federal depository insurance coverage limit and the Securities investor protection coverage limit, respectively. The Company maintains its cash balances and money placements at financial institutions in New York. The accounts at these institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in June 30, 2020 and 2019 for cash balances.

Tax Status

India Home is a non-for-profit organization that is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code, they also have been classified as an entity that is not a private foundation within the meaning of Section 509(a). Accordingly, charitable contributions to India Home are tax deductible contributions. However, any income from certain activities not directly related to the organization's tax-exempt purpose would be subject to taxation as unrelated business income. There was no unrelated business income for the year ended June 30, 2020.

The tax effect from an uncertain tax position is recognized in the financial statements only if the position is more likely than not to be sustained on audit, based upon the technical merits of the position. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Management has applied the standard to all tax positions for which the statute of limitations remained open and there was no material effect on the financial statements.

India Home files income tax returns in the U.S. Federal jurisdiction and in New York and is generally no longer subject to U.S. Federal and New York income tax examinations by tax authorities for years before June 30, 2016.

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and the reported amounts of assets and liabilities at the date of the financial statements. On an ongoing basis, the organization's management evaluates the estimates and assumptions based upon historical experience and various other factors and circumstances. The organization's management believes that the estimates and assumptions are reasonable in the circumstances; however, the actual results could differ from those estimates.

Property, Plant and Equipment

Property, Plant and Equipment are reported in the statement of financial position at cost, if purchased, and at fair value at the date of gift, if donated, less accumulated depreciation. All land and buildings are capitalized. Equipment is capitalized if cost is material and useful life is more than one year. Repairs and maintenance that do not significantly increase the useful life of the asset are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Equipment	5 years
Furniture & Fixture	7 years

Property, Plant and equipment are reviewed for impairment when a significant change in the asset's use or another indicator of possible impairment is present. No impairment losses were recognized in the financial statements in the current period. However, fully depreciated assets were written off.

Expense Recognition and Allocation

The cost of providing the organization's programs and other activities is summarized on a functional basis in the statement of activities and statement of functional expenses. Expenses that can be identified with a specific program, management and general, and fundraising costs are charged directly to that program, management and general, and fundraising costs. Costs common to multiple functions have been allocated among the various functions benefited.

Management and general expenses included those costs that are not directly identifiable with any specific program, but which provide for the overall support and direction of the organization.

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Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

Expense Recognition and Allocation (Continued)

Fundraising costs are expensed as incurred, even though they may result in contributions received in future years. The organization generally does not conduct its fundraising activities in conjunction with its other activities. In the few cases in which it does, such as when the annual report or donor acknowledgements contain requests for contributions, joint costs have been allocated between fundraising and management and general expenses in accordance with standards for accounting for costs of activities that include fundraising. Additionally, advertising costs are expensed as incurred.

Fair Value of Financial Instruments

The Organization's financial instruments consist primarily of cash, accounts receivable and accounts payable. These balances, as presented in the financial statements as of June 30, 2020 and 2019, approximate their fair market value because of their short maturities.

Reclassifications

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

3. **Basis for presentation of Prior Years Financial Statement**

The components which make up the financial statements of the prior years were presented in some cases in a different order, combined with another natural classification (e.g., Statement of Functional Expenses) and or stayed the same. These presentation adjustments were made in an effect to allow for comparative financial statements.

4. **Grant Receivable**

Grant receivable consist following as of June 30, 2020 and 2019:

	Total	
	2020	2019
City of NY Grants Receivable	-	63,632
DOHMH Receivable	3,500	-
NYC Census Grant Receivable	25,000	-
NYS Grant Receivable	11,250	15,000
Total	39,750	78,632

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India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

5. Property, Plant and Equipment

As of June 30, the balance consists of:

	2020	2019
Furniture and Equipment	11,041	5,656
Subtotal	11,041	5,656
Less: Accumulated Depreciation and Amortization	(911)	-
Total	10,130	5,656

6. Accrued Payroll and Vacation payable

Accrued payroll and related payroll tax amounted to $18,047 and $9,824 as of June 30, 2020 and 2019 respectively.

The balance for vacation payable was not accrued. India Home Inc.'s management does not consider it to be material amount, as most employees take their vacation by fiscal year end.

7. PPP (Paycheck Protection Program) Loan

PPP Loan consists of government grants administered by the Small Business Administration (SBA). The organization was approved for a Paycheck Protection Program loan of $57,400 on May 14, 2020, through the Coronavirus Aid, Relief, and Economic Security Act and administered by the SBA. This loan may be forgiven up to the full amount if requirements set by the Small Business Administration are met. Any amounts not forgiven are subject to interest at a fixed rate of 1% for a two year-term. Additionally, the organization received an Economic Injury Disaster Loan (EDIL) grant in the amount of $10,000. This loan-grant is an advance grant and recognized as revenue as other Income.

8. NFF (Nonprofit Finance Fund) Loan

The company has entered into an agreement with Nonprofit Finance Fund (NFF) on January 24, 2020 to secure working capital loan to support its operations due to COVID-19 pandemic for a sum of $100,000 for at 0% interest rate payable in 3 equal quarterly payments commencing December 24, 2021 until June 24, 2022. The loan payable is as follows.

Year Ending June 30:	
2021	$0
2022	$100,000

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

9. SBA (Small Business Administration) Loan

The organization was approved for a Small Business Administration (SBA) loan of $150,000 under Section 7(b) of the Small Business Act, as amended, a loan (SBA Loan#8177807403) on May 18, 2020. The loan accrues interest at 2.75% per annum from the date of loan advances. The repayment of Principal and interest of $641 monthly will begin 12 months from date of the loan and will be payable in 30 years from the date of the agreement. The loan payable for next five years is as follows

Year Ending June 30:	
2021	$538
2022	$3,279
2023	$3,371
2024	$3,464
2025	$3,862
Thereafter	$135,486

10. LENDonate Loan

The company has entered into an agreement with LENDonate CA LLC on April 29, 2020 to against the collateral of JP Morgan Chase Bank account number 3615561683 for a sum of $100,000 at 4% interest rate payable monthly. This loan was repaid in full on March 4, 2021.

11. Lease Commitments

a. <u>Office Lease:</u> The terms of the agreement provide for an escalation clause that adjusts annual base rentals. GAAP requires scheduled rent increases resulting from the escalation of base rentals be recorded as liability and amortized ratably so as to record rent expense on a straight-line basis over the term of the office lease agreement.

i) In January 2020, the Organization entered into a lease for office and program space with Jamaica Muslim Center Inc. Rent payments commenced in January 1, 2020. The lease is an operating lease and is to end on December 31, 2022. As of June 30, 2020, the minimum aggregate annual rentals are as follows:

Year Ending June 30:	
2021	$40,200
2022	$40,200
2023	$20,100

Total rent and related expenses charged to operations for the year ended June 30, 2020 was $35,100.

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India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

ii) In July 2020, the Organization entered into a lease for office and program space with Likhon @Jamaica Estates, LLC. Rent payments commenced in July 2020. The lease is an operating lease and is to end on August 27, 2020. As of June 30, 2020, the minimum aggregate annual rentals are as follows:

Year Ending June 30:	
2021	$12,000

Total rent and related expenses charged to operations for the year ended June 30, 2020 was $72,000.

12. Subsequent Event

Management evaluated potential subsequent events to the balance sheet date of June 30, 2020 through the date that the financial statements were available to be issued March 31, 2021. The Management has determined there are no subsequent events that require recognition or disclosure in these financial statements.

13. COVID-19

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses including religious organizations. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the association operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and business affected by the coronavirus pandemic.

As of June 30, 2020, the global pandemic is still ongoing. Management continues to monitor the results of operations to evaluate the economic impact of the pandemic on the Project. The Organization is not able to estimate the length or severity of this outbreak and the related financial impact. Additionally, management continues to pursue federal, state and local grants and resources to mitigate the potential negative impacts of the pandemic on operations.

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

14. Availability and Liquidity

The Organization maintains cash on hand to be available for its general expenditures, liabilities, and other obligations for on-going operations. As part of its liquidity management plan, the Organization relies on earned income and investment income to fund its operations and program activities.

Financial assets at year end	
Cash and cash equivalents	545,061
Accounts Receivable	39,750
Other Receivable	68,450
Financial assets available to meet cash needs for general expenditures within one year	653,261

As of June 30, 2020, there are no internal or external limits imposed on the Organization's financial assets

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